1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

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EXHIBITS

Exhibit Number		Page
1.1	Announcement - Notice of Listing on The Stock Exchange of Hong Kong Limited dated October 31, 2006	5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: November 1, 2006

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

MTR CORPORATION LIMITED

(incorporated in Hong Kong under the Companies Ordinance with limited liability)

(Stock code: 66)

and

MTR CORPORATION (C.I.) LIMITED

(a company organised under the laws of the Cayman Islands on 30th October, 2000)

US$3,000,000,000 Debt Issuance Programme (the “Programme”) for the issue of Notes with maturities of between one month and 30 years (the “Notes”)

(Unconditionally and irrevocably guaranteed by MTR Corporation Limited)

Arranger

JPMorgan

Dealers

ABN AMRO	Barclays Capital
BNP PARIBAS	Calyon
Citigroup	Deutsche Bank
Goldman Sachs (Asia) L.L.C.	HSBC
JPMorgan	Lehman Brothers
Merrill Lynch International	Morgan Stanley
Nomura International (Hong Kong) Limited	Standard Chartered Bank (Hong Kong) Limited
UBS Investment Bank

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the Programme and for listing of, and permission to deal in, Notes to be issued under the Programme during the 12 months from 31st October, 2006 and such listing of the Programme is expected to become effective on 6th November, 2006.

31st October, 2006

Members of the Board of MTR Corporation Limited: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate of MTR Corporation Limited: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors

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